UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: 22 September 2022, London UK

Oncologic Drugs Advisory Committee to review Zejula overall survival data from the NOVA phase III trial in recurrent ovarian cancer

GSK plc (LSE/NYSE: GSK) today announced that the US Food and Drug Administration (FDA) will convene a meeting of the Oncologic Drugs Advisory Committee (ODAC) to discuss overall survival (OS) data from the ENGOT-OV16/NOVA phase III clinical trial. NOVA is a randomised, double-blind, placebo-controlled phase III trial of Zejula (niraparib), an oral, once-daily poly (ADP-ribose) polymerase (PARP) inhibitor for the maintenance treatment of women with platinum-sensitive recurrent ovarian cancer.

The phase III NOVA trial met the primary endpoint of progression-free survival (PFS) in both the gBRCAm and non-gBRCAm cohorts, demonstrating a statistically significant and clinically meaningful treatment effect of Zejula in this patient population, regardless of biomarker status. These PFS results served as the primary basis for the US FDA approval for the maintenance treatment of women with recurrent epithelial ovarian, fallopian tube, or primary peritoneal cancer who are in complete or partial response to platinum-based chemotherapy. Overall survival was a secondary endpoint. Updated final overall survival data was recently shared with the FDA.

Hesham Abdullah, SVP, Global Head of Oncology Development, GSK said: "We believe PARP inhibitors, including Zejula, are important options for the maintenance treatment of patients with recurrent ovarian cancer, across all biomarker subgroups, who are in complete or partial response to platinum-based chemotherapy. We look forward to continuing our ongoing discussions with the FDA."

The ODAC meeting is scheduled for 22 November 2022. This is not related to the niraparib indication in the maintenance treatment of adult patients with advanced epithelial ovarian, fallopian tube, or primary peritoneal cancer who are in a complete or partial response to first-line platinum-based chemotherapy.

About ovarian cancer
Ovarian cancer is the eighth most common cancer in women worldwide.[i] Despite high response rates to platinum-based chemotherapy in the front-line setting, approximately 85% of patients will experience disease recurrence. [ii]  Once the disease recurs, it is rarely curable, with decreasing time intervals to each subsequent recurrence.

About Zejula (niraparib)
Zejula is an oral, once-daily PARP inhibitor currently being evaluated in multiple pivotal trials. GSK is building a robust clinical development programme by assessing activity across multiple tumour types and evaluating several potential combinations of Zejula with other therapeutics. The ongoing development programme includes several combination studies.

ZEJULA is indicated:
●   for the maintenance treatment of adult patients with advanced epithelial ovarian, fallopian tube, or primary peritoneal cancer who are in a complete or partial response to first-line platinum-based chemotherapy
●   for the maintenance treatment of adult patients with recurrent epithelial ovarian, fallopian tube, or primary peritoneal cancer who are in a complete or partial response to platinum-based chemotherapy

Important Safety Information for ZEJULA

Myelodysplastic syndrome/acute myeloid leukemia (MDS/AML), including some fatal cases, was reported in 15 patients (0.8%) out of 1785 patients treated with ZEJULA monotherapy in clinical trials. The duration of therapy in patients who developed secondary MDS/cancer therapy-related AML varied from 0.5 months to 4.9 years. These patients had received prior chemotherapy with platinum agents and/or other DNA-damaging agents including radiotherapy. Discontinue ZEJULA if MDS/AML is confirmed.

Hematologic adverse reactions (thrombocytopenia, anemia, neutropenia, and/or pancytopenia) have been reported in patients receiving ZEJULA. The overall incidence of Grade ≥3 thrombocytopenia, anemia, and neutropenia were reported, respectively, in 39%, 31%, and 21% of patients receiving ZEJULA in PRIMA and 29%, 25%, and 20% of patients receiving ZEJULA in NOVA. Discontinuation due to thrombocytopenia, anemia, and neutropenia occurred, respectively, in 4%, 2%, and 2% of patients in PRIMA and 3%, 1%, and 2% of patients in NOVA. In patients who were administered a starting dose of ZEJULA based on baseline weight or platelet count in PRIMA, Grade ≥3 thrombocytopenia, anemia, and neutropenia were reported, respectively, in 22%, 23%, and 15% of patients receiving ZEJULA. Discontinuation due to thrombocytopenia, anemia, and neutropenia occurred, respectively, in 3%, 3%, and 2% of patients. Do not start ZEJULA until patients have recovered from hematological toxicity caused by prior chemotherapy (≤Grade 1). Monitor complete blood counts weekly for the first month, monthly for the next 11 months, and periodically thereafter. If hematological toxicities do not resolve within 28 days following interruption, discontinue ZEJULA, and refer the patient to a hematologist for further investigations.

Hypertension and hypertensive crisis have been reported in patients receiving ZEJULA. Grade 3-4 hypertension occurred in 6% of patients receiving ZEJULA vs 1% of patients receiving placebo in PRIMA, with no reported discontinuations. Grade 3-4 hypertension occurred in 9% of patients receiving ZEJULA vs 2% of patients receiving placebo in NOVA, with discontinuation occurring in <1% of patients. Monitor blood pressure and heart rate at least weekly for the first two months, then monthly for the first year, and periodically thereafter during treatment with ZEJULA. Closely monitor patients with cardiovascular disorders, especially coronary insufficiency, cardiac arrhythmias, and hypertension. Manage hypertension with antihypertensive medications and adjustment of the ZEJULA dose if necessary.

Posterior reversible encephalopathy syndrome (PRES) occurred in 0.1% of 2,165 patients treated with ZEJULA in clinical trials and has also been described in postmarketing reports. Monitor all patients for signs and symptoms of PRES, which include seizure, headache, altered mental status, visual disturbance, or cortical blindness, with or without associated hypertension. Diagnosis requires confirmation by brain imaging. If suspected, promptly discontinue ZEJULA and administer appropriate treatment. The safety of reinitiating ZEJULA is unknown.

Embryo-fetal toxicity and lactation: Based on its mechanism of action, ZEJULA can cause fetal harm. Advise females of reproductive potential of the potential risk to a fetus and to use effective contraception during treatment and for 6 months after receiving their final dose of ZEJULA. Because of the potential for serious adverse reactions from ZEJULA in breastfed infants, advise lactating women to not breastfeed during treatment with ZEJULA and for 1 month after receiving the final dose.

Allergic reactions to FD&C Yellow No. 5 (tartrazine): ZEJULA capsules contain FD&C Yellow No. 5 (tartrazine), which may cause allergic-type reactions (including bronchial asthma) in certain susceptible persons. Although the overall incidence in the general population is low, it is frequently seen in patients who also have aspirin hypersensitivity.

First-line Maintenance Advanced Ovarian Cancer
Most common adverse reactions (Grades 1-4) in ≥10% of all patients who received ZEJULA in PRIMA were thrombocytopenia (66%), anemia (64%), nausea (57%), fatigue (51%), neutropenia (42%), constipation (40%), musculoskeletal pain (39%), leukopenia (28%), headache (26%), insomnia (25%), vomiting (22%), dyspnea (22%), decreased appetite (19%), dizziness (19%), cough (18%), hypertension (18%), AST/ALT elevation (14%), and acute kidney injury (12%).

Common lab abnormalities (Grades 1-4) in ≥25% of all patients who received ZEJULA in PRIMA included: decreased hemoglobin (87%), decreased platelets (74%), decreased leukocytes (71%), increased glucose (66%), decreased neutrophils (66%), decreased lymphocytes (51%), increased alkaline phosphatase (46%), increased creatinine (40%), decreased magnesium (36%), increased AST (35%) and increased ALT (29%).

Maintenance Recurrent Ovarian Cancer
Most common adverse reactions (Grades 1-4) in ≥10% of patients who received ZEJULA in NOVA were nausea (74%), thrombocytopenia (61%), fatigue/asthenia (57%), anemia (50%), constipation (40%), vomiting (34%), neutropenia (30%), insomnia (27%), headache (26%), decreased appetite (25%), nasopharyngitis (23%), rash (21%), hypertension (20%), dyspnea (20%), mucositis/stomatitis (20%), dizziness (18%), back pain (18%), dyspepsia (18%), leukopenia (17%), cough (16%), urinary tract infection (13%), anxiety (11%), dry mouth (10%), AST/ALT elevation (10%), dysgeusia (10%), palpitations (10%).

Common lab abnormalities (Grades 1-4) in ≥25% of patients who received ZEJULA in NOVA included: decrease in hemoglobin (85%), decrease in platelet count (72%), decrease in white blood cell count (66%), decrease in absolute neutrophil count (53%), increase in AST (36%), and increase in ALT (28%).

Please see accompanying US Prescribing Information.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com/company.

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Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the Company's Annual Report on Form 20-F for 2021, GSK's Q2 Results for 2022 and any impacts of the COVID-19 pandemic.

Registered in England & Wales:
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Registered Office:
980 Great West Road
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[i] Worldwide Cancer Data. World Cancer Research Fund. https://www.wcrf.org/dietandcancer/cancer-trends/worldwide-cancer-data. Updated January 10, 2022. Accessed July 2022.
[ii] Lorusso D, Mancini M, Di Rocco R, Fontanelli R, Raspagliesi F. The role of secondary surgery in recurrent ovarian cancer [published online August 5, 2012]. Int J Surg Oncol. 2012. doi:10.1155/2012/613980. Accessed September 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: September 22, 2022

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc